Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Horizon Acquisition Corporation and Vivid Seats Announce Effectiveness of Registration Statement in Connection with Proposed Business Combination

Special Meeting Date Set For October 14, 2021

CHICAGO, IL – September 24, 2021 – Vivid Seats Inc. (“Vivid Seats” or the “Company”), a leading marketplace that utilizes its technology platform to connect millions of buyers with thousands of ticket sellers across hundreds of thousands of events each year, today announced that its registration statement on Form S-4 (the “Registration Statement”), in connection with its previously announced proposed business combination (the “Business Combination”) with Horizon Acquisition Corporation (“Horizon”) (NYSE:HZAC), has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about Horizon, Vivid Seats and the Business Combination and can be found on the SEC’s website at https://www.sec.gov under the ticker “SEAT.”

Horizon also announced today a record date of September 7, 2021 (the “Record Date”) and a meeting date of October 14, 2021 for its extraordinary general meeting (the “Special Meeting”) to approve the Business Combination. The closing of the Business Combination is subject to approval by Horizon’s shareholders, and the satisfaction of other customary closing conditions. The Business Combination is expected to close promptly after the Special Meeting.

Upon closing, the combined company is expected to be listed on the NASDAQ under the ticker symbol “SEAT.” For more information about the transaction, please visit www.horizonacquisitioncorp.com/.

Horizon recommends all stockholders vote "FOR" ALL PROPOSALS in advance of the Meeting by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt by following the easy instructions on the proxy card.

Your Vote FOR ALL Proposals Is Important, No Matter How Many or How Few Shares You Own.

If you have questions about voting or need assistance voting, please contact Morrow Sodali LLC by calling (800) 662-5200 (individuals) or (203) 658-9400 (banks and brokers) or by email to: HZAC.info@investor.morrowsodali.com.

About Vivid Seats

Founded in 2001, Vivid Seats is a leading online ticket marketplace committed to becoming the ultimate partner for connecting fans to the live events, artists, and teams they love. Based on the belief that everyone should “Experience It Live”, the Chicago-based company provides exceptional value by providing one of the widest selections of events and tickets in North America and an industry leading Vivid Seats Rewards program where all fans earn on every purchase. Vivid Seats has been chosen as the official ticketing partner by some of the biggest brands in the entertainment industry including ESPN, Rolling Stone, and the Los Angeles Clippers. Through its proprietary software and unique technology, Vivid Seats drives the consumer and business ecosystem for live event ticketing and enables the power of shared experiences to unite people. Vivid Seats is recognized by Newsweek as America’s Best Company for Customer Service in ticketing. Fans who want to have the best live experiences can start by downloading the Vivid Seats mobile app, going to vividseats.com, or calling at 866-848-8499.

About Horizon Acquisition Corporation (“Horizon”)

Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Horizon is sponsored by Horizon Sponsor LLC, an affiliate of Eldridge Industries, LLC (“Eldridge”). Horizon is led by Todd L. Boehly, the Co-founder, Chairman and Chief Executive Officer of Eldridge. Horizon’s securities are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols HZAC, HZAC WS and HZAC.U. Learn more at www.horizonacquisitioncorp.com/.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon will merge with and into Vivid Seats, Inc., which will be the surviving entity and the going-forward public company, and filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which was declared effective on September 23, 2021, which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 , which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements Legend

Certain statements made in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the transaction between Vivid Seats and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Vivid Seats and the markets in which it operates, and Vivid Seats’ projected future results. These forward-looking statements generally are identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," “targets”, "may," "will," "should," “would,” “will be,” “will continue,” “will likely result,” "future," "propose," “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by Horizon’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of Horizon’s securities; the inability of the business combination to be completed by Horizon’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Horizon; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Vivid Seats’ shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; Vivid Seats’ ability to manage growth; Vivid Seats’ ability to execute its business plan and meet its projections; potential disruption in Vivid Seats’ employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vivid Seats or Horizon, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the live events industry in the markets in which Vivid Seats operates; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats and Horizon assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither Vivid Seats nor Horizon gives any assurance that either Vivid Seats or Horizon will achieve its expectations.

Contacts:

Investors

Ashley DeSimone, ICR

Ashley.DeSimone@icrinc.com

646-677-1827

Brett Milotte, ICR

Brett.Milotte@icrinc.com

332-242-4344

Media

Julia Young, ICR

Julia.Young@icrinc.com

646-277-1280